NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 8, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bank of America Corporation,
Minimum Return Equity Appreciation Growth
LinkEd Securities "Index EAGLES," due
June 28, 2010 Linked to the S&P 500 Index, is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on June 28, 2010.

The security was suspended by the
Exchange on June 28, 2010.